FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 19, 2005- Logan Resources Update on Board of Directors

2.

Material Change Report October 19, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  14 November, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: October 19, 2005

______________________________________________________________________________________

LOGAN RESOURCES UPDATE ON THE BOARD OF DIRECTORS

Logan Resources Ltd. (the "Company") reported that the annual general meeting of shareholders was held on September 28, 2005, at which incumbent directors Seamus Young, Peter Cummings, Judith T. Mazvihwa, F. Charles Vickers and Clifford H. Frame were elected as directors for the ensuing year, and former director, Charles Mooney, did not stand for election.

The Board of Directors would like to thank Mr. Mooney for his many contributions to the development of the company. We would like to take this opportunity to also thank Mr. George Anderson, who resigned from the board on July 18, 2005, for his unwavering support over the years as he served on the board. We wish Mr. Mooney and Mr. Anderson every success in the future.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territories and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Logan Resources Ltd.

570 – 789 West Pender St.

Vancouver, BC, V6C 1H2

Item 2

Date of Material Change

September 28, 2005

Item 3

News Release

A news release was issued on October 19, 2005 through the facilities of Stockwatch.

Item 4

Summary of Material Change

Charles Mooney ceased to serve as a director of the Company.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young at 604.6889.0299.

DATED:

October 19, 2005

“Seamus Young”
Per: Seamus Young President and Director